Exhibit 99.1

NEWS
FOR IMMEDIATE RELEASE

Eighth Circuit Court of Appeals Overturns Petters Judgement, in BMO’s Favour

TORONTO and CHICAGO, September 12, 2024 - BMO Financial Group (TSX: BMO) (NYSE: BMO) announced today that the United States Court of Appeals for the Eighth Circuit reversed a prior jury verdict and instructed the district court to enter judgement in favour of BMO’s U.S. subsidiary, BMO Bank National Association. The lawsuit related to a Ponzi scheme carried out by Thomas J. Petters and certain affiliated individuals and entities (collectively, Petters) that operated a deposit account at a predecessor bank, M&I Marshall and Ilsley Bank.

“We are very pleased with the decision of the United States Court of Appeals for the Eighth Circuit,” stated a BMO spokesperson.

As a result of this outcome, in accordance with applicable accounting standards, BMO expects to reverse its current provision of CAD$1,190 million, which includes accrued interest, with respect to this matter, the details of which are set out in BMO’s continuous disclosure material, resulting in an expected after-tax recovery of CAD$875 million to be recorded in the fourth quarter in the Corporate Services segment and treated as an adjusting item.

Cautionary statement regarding forward-looking information

Certain statements in this press release are forward-looking statements. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this press release may include, but are not limited to, statements with respect to the expected reversal of the charge taken by BMO, including, but not limited to, the amount of the expected reversal of the charge and the related after-tax recovery, and the ultimate resolution of the Petters matter, which remains subject to the plaintiff’s right to request a rehearing and any related appeal rights. Forward-looking statements are typically identified by words such as “expects” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this press release not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: the final outcome of the Petter’s matter, including the plaintiff’s right to request a rehearing of the decision of the United States Court of Appeals for the Eighth Circuit and any related appeal rights of both the plaintiff and BMO, as well as legal and other developments in litigation, such as the risk of judicial and/or jury rulings or findings or any resolution of litigation that differ from what is anticipated or expected, all of which could result in a potentially material provision and charge; the timing and determination of the amount of the reversal of the charge taken by BMO in connection with the Petters’ matter and the related after-tax recovery; and those other factors discussed in the “Enterprise-Wide Risk Management” section of BMO’s 2023 Annual Report, as updated by quarterly reports, all of which outline certain key factors and risks that may affect our future results and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.4 trillion as of July 31, 2024. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

Media Contact

Jeff Roman, Toronto, Jeff.Roman@bmo.com, (416) 867-3996

Scott Doll, Chicago, Scott.Doll@bmo.com